# PRICER

## Interim Report
## January - June 2007

- Net sales of SEK 167.0 M (170.3)
- Result after tax of SEK -14.9 M (-37.1)
- Result per share of SEK -0.01 (-0.05)
- Orders received SEK 236.4 M (189.6)
- Gross margin improved to 28 (16) percent
- Operating result of SEK -13.9 M (-35.3), an improvement of 61 percent
- Liquid funds of SEK 52.5 M (29.0)

- Pricer wins new roll-out for about 100 stores in Japan
- Pricer and Ishida sign license agreement for cooperation in the development of the new generation wireless graphic displays. SEK 14 M was received in April as a first payment for this license

Subsequent events

- Pricer appoints Charles Jackson as new CEO from September 1
- Synergies and restructuring plan expected to save SEK 25 M per year

## Operations

The stage is set for further growth and improved margins to make Pricer a profitable company. Consolidation synergies after the acquisition of Eldat have been to a large extent realised and Pricer is in a good position to benefit from the continued development of the ESL market. Additional synergies deriving from the acquisition are expected which will give effect towards the end of 2007 and more so in 2008. Furthermore, Pricer will continue to focus on customer benefit through innovations and launching of new technologies. Pricer's segment based system can now be complemented with the new technology of Dot Matrix products, making the transition simpler and cheaper for the customers.

Orders received in the second quarter increased significantly and amounted to SEK 145.3 M (29.6) and includes orders primarily from Ishida in Japan and the retail chains in Germany and France. Orders in the six-month period increased with 25 percent and amounted to SEK 236.4 M (189.6). It should be noted that Eldat was acquired in August of 2006 and is hence, not included in the numbers for 2006.

The order book at the end of June amounted to approximately SEK 145 M (134). The majority of Pricer's orders are in USD and EUR.

At the end of the second quarter, Pricer had over 3,200 installations in about 30 countries with main focus in stores located in Japan, France, Germany and the Nordic countries.

The Board of Directors has appointed Charles Jackson, Vice President of Sales & Marketing since 2002, to become new CEO of Pricer. He will succeed Jan Forssjö, CEO since 2001, who will remain on the Board as a working member with focus on special projects. The appointment is effective as of September 1, 2007. Charles Jackson, 43, with a degree in Business Administration, has before joining Pricer worked in several international growth industries in retailing as well as the telecom industry. Charles Jackson has been instrumental to Pricer in building the market with main focus in southern Europe.

## The market and market activities

In Pricer's view, the market for ESL is showing sustained positive development. The positive signals from Pricer's prioritised geographical markets continuous to be clear, and there is interest also outside established markets. The number of installations grows globally which influences also other retail chains to evaluate to include ESL as an operating tool in their automation processes. The interest for electronic information systems grows and is expected to grow even further as the new technology based on Dot Matrix is introduced. Interest is expected on a broader scale also outside grocery retail.

Pricer continues to supply ESL systems to the large retail chains in France after having successfully installed systems during the past years. Pricer has been chosen to roll out the remaining Casino supermarkets after Pricer successfully completed the 2006 installations. The agreement represents 42 supermarkets in France and the installations will be finished before year end. Pricer has won a pilot installation at the retail chain Auchan in France being installed during the fall and is also in the process of installing or negotiating for a few other pilots as well.

Metro Cash & Carry was the first major retailer in the world to roll out ESL and is now in the process of upgrading to Pricer's new ESL generation in Germany. Metro Cash & Carry France operates 84 Cash & Carry stores and has chosen the Pricer ESL system for deployment. Orders have been received year to date for about 30 of these Cash & Carry stores with deliveries taking place in 2007. Metro has also begun to install ESL systems in other countries.

Orders and deliveries to the Japanese market have increased in Q2 and the underlying demand for ESL systems in Japan, according to Pricer's assessment, is growing steadily. Pricer ESL system has been chosen for roll-out deployment by York Benimaru in its supermarket chain, starting July 2007 through February 2008. Planned deliveries from Pricer for this roll-out are valued at minimum of SEK 50 M.

A licensing agreement was signed with Ishida for development, marketing and sales of wireless graphic display labels mainly for the Japanese market. Pricer has in April received a first payment for this right of SEK 14 M, to be followed by an additional SEK 21 M approximately, in the form of goods or cash, on attainment of certain targets in the next few years. Pricer will also receive volume-based

royalties, expected from 2008. The discussions for a renewed distribution agreement between Pricer and Ishida are ongoing. The parties continue to cooperate based on the long standing and mutually positive relation.

Pricer remains confident of the prospects in the U.S. market despite the fact that time to closure is longer than anticipated. Installations are ongoing for one customer with approximately ten stores planned for 2007. Another customer is expected to, before the end of the year decide on a purchase of ESL systems on larger scale.

## Net sales and result

Net sales amounted to SEK 102.9 M (102.8) during the second quarter and for the six-month period to SEK 167.0 M (170.3). Eldat was not part of the comparative numbers for 2006 as it was acquired in August of that year. Deliveries in 2007 went mainly to customers in Germany, Japan and France. As compared to 2006 particularly deliveries to Carrefour in France are lower due to roll-out programs to the hypermarkets at Carrefour ongoing during earlier years.

Gross profit increased to SEK 29.4 M (17.3) and the gross margin improved to 29 (17) percent for the quarter. Gross profit for the six-month period was SEK 46.7 M (27.9) and the gross margin improved to 28 (16) percent. The stronger gross margin is mainly attributable to an improved market mix of sales and reduced unit costs.

Other operating income of SEK 14 M is the first payment from the license agreement with Ishida.

Operating expenses increased to SEK 40.1 M (31.6) for the quarter and SEK 74.6 M (63.2) for the six-month period primarily relating to the consolidation of Eldat. Operating expenses have also been affected by costs relating to the allocation of employee options, in the second quarter, expenses relating to fees and services for the debenture loan and depreciation of intangible assets relating to the acquisition of Eldat during the year. The split of operating expenses between selling and administrative expenses and research and development expenses has, in the year to date numbers, been adjusted as compared to the Q1-report. Accrual for severance pay to the parting CEO will be accrued in the third quarter.

The operating result amounted to SEK -10.7 M (-14.3) for the quarter and SEK -13.9 M (-35.3) for the six-month period, equal to an improvement of 61 percent.

Net financial items amounted to SEK -2.0 M (-0.9) for the quarter and SEK -2.1 M (-1.8) for the six-month period and consisted mainly of interest on convertible debentures and bank loans.

The net result was SEK -12.2 M (-15.2) for the quarter and SEK -14.9 M (-37.1) for the six-month period.

## Net sales and operating result, SEK M

| | Apr-Jun 2007 | Apr-Jun 2006 | Jan-Jun 2007 | Jan-Jun 2006 |
|---|---|---|---|---|
| Net sales | 102.9 | 102.8 | 167.0 | 170.3 |
| Cost of goods sold | -73.5 | -85.5 | -120.3 | -142.4 |
| Gross profit | 29.4 | 17.3 | 46.7 | 27.9 |
| Gross margin, % | 29 | 17 | 28 | 16 |
| Other operating items | - | - | 14.0 | - |
| Expenses | -40.1 | -31.6 | -74.6 | -63.2 |
| Operating loss | -10.7 | -14.3 | -13.9 | -35.3 |

## Financial position

Cash flow from operating activities amounted to SEK -5.6 M (-14.6) for the second quarter and SEK -1.0 M (-26.2) for the six-month period. The cash flow in the second quarter includes the first payment from the license agreement with Ishida. The negative result has been partly offset by reduced working capital. Working capital amounted to SEK 93.7 M (61.8) as compared to SEK 96.2 M at March 31 and SEK 101.1 M at the beginning of the year. As from 2007 working capital does not

include deferred tax and other provisions and, hence comparative numbers have been adjusted. Liquid funds as of June 30, 2007amounted to SEK 52.5 M (29.0).

Pricer strengthened its financial situation and cash position during the period through the issue of convertible debentures of SEK 74.9 M. The duration of the debentures is two years with approximately 8 percent annual interest (6 months STIBOR + 4.5 percent) and can be converted to shares in Pricer at a share price of SEK 0.70, corresponding to a dilution of about 9 percent. In line with IFRS a portion of the debenture loans is accounted as equity and, furthermore, an adjustment is being made to the interest expense during the duration of the loans. The debentures were available until August 15, 2007 and SEK 25.9 M was drawn in April and the remaining SEK 49.4 M was drawn on August 13.

### Capital expenditure

Total net capital expenditure amounted to SEK -5.6 M (11.3) for the quarter and SEK -5.4 M (12.8) for the six-month period. The negative investment consists of a reduction in the purchase price of Eldat based on a warranty claim settlement between the parties.

## Personnel

The average number of employees during the quarter was 97 (124) and for the six-month period it was 100 (124), including 0 (49) at Appulse Ltd and PIER AB. The number of employees as of June 30, 2007 was 96 (73). As of December 31 the number of employees was 110.

## Parent company

The parent company had net sales of SEK 128.5 M (146.9) in the first six-month period of the year, which included transactions within the group of SEK 42.8 M (97.2). The result before tax was SEK 6.6 M (-27.0) and capital expenditures were SEK 0.6 M (10.2). The parent company had liquid funds of SEK 37.6 M (17.5) as of June 30, 2007.

## Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description in the annual report of last year.

## Related party transaction

There are no significant changes in relations and there have been no significant transactions with related parties as compared to what was reported in the annual report.

## Accounting principles

Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report.

## Subsequent events

Charles Jackson, Vice President of Sales & Marketing since 2002, has been appointed new CEO of Pricer, effective as of September 1, 2007.

A restructuring plan is being implemented to further improve operational efficiency which, together with synergies deriving from the Eldat acquisition, is expected to reduce operating expenses in the order of SEK 25 M on a yearly basis.

Pricer has the option to pay the interest on the convertible debenture falling due in September or convert it to capital. Pricer has decided to pay the interest.

## Future outlook

Pricer anticipates further positive development in the market with growth in the number of installed systems in store and continued interest from several major retail chains. Evaluations and negotiations with a number of retail chains are in progress. Margins are expected to be further strengthened by lower unit costs. The Pricer Group is expected to show a profit and therefore also positive cash flow during the fourth quarter of 2007. This is a clarification as compared to earlier financial reports.

## Next reporting date

The interim report for January-September 2007 will be published November 9, 2007.

The Board of Directors declares that the undersigned six-month interim report provides a true and fair overview of the Parent Company's and Group's operations, their financial position and performance, and describes material risks and uncertainties facing the Parent Company and other companies in the Group.

Sollentuna, August 23, 2007
Pricer AB (publ)

Jan Forssjö
President, CEO and Director

Akbar Seddigh
Chairman

Elie Barr
Director

Daniel Furman
Director

Magnus Schmidt
Vice chairman

*(The interim report including the review report from the auditors is a translation of the Swedish original only for convenience)*

**Review report**
*Introduction*
We have reviewed the interim report for Pricer AB (publ) for the period 2007-01-01--2007-06-30. The board of directors and the managing director is responsible for the preparation and presentation of this interim financial information in accordance with the Annual Accounts Act and IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.
*Scope of Review*
We conducted our review in accordance with Standard on Review Engagements (SÖG) 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing

practices. The procedures performed in a review do not enable us to obtain the level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

*Conclusion*

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not, in all material respects, in accordance with the Annual Accounts Act and IAS 34.

Stockholm, August 23, 2007
KPMG Bohlins AB

Kari Falk
Authorized Public Accountant

**For further information, please contact:**
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.*

*Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,200 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.*

*Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com*

***Pricer AB (publ.)***
***Bergkällavägen 20-22***
***SE-192 79 Sollentuna***
***Sweden***

***Website: www.pricer.com***
***Telephone: +46 8 505 582 00***
***Corporate Identity number: 556427-7993***

## CONSOLIDATED INCOME STATEMENT - SUMMARY

| Amounts in SEK M | Q 2 2007 | Q 2 2006 | Half year 2007 | Half year 2006 | Full year 2006 |
|---|---|---|---|---|---|
| Net sales | 102,9 | 102,8 | 167,0 | 170,3 | 409,9 |
| Cost of goods sold | -73,5 | -85,5 | -120,3 | -142,4 | -320,2 |
| **Gross profit** | **29,4** | **17,3** | **46,7** | **27,9** | **89,7** |
| Other operating income | - | - | 14,0 | - | - |
| Other operating expenses | - | - | - | - | -0,2 |
| Selling and administrative expenses | -29,6 | -21,6 | -55,8 | -43,2 | -95,3 |
| Research and development expenses | -10,5 | -10,0 | -18,8 | -20,0 | -35,2 |
| **Operating result** | **-10,7** | **-14,3** | **-13,9** | **-35,3** | **-41,0** |
| Net financial items | -2,0 | -0,9 | -2,1 | -1,8 | -8,1 |
| **Result before tax** | **-12,7** | **-15,2** | **-16,0** | **-37,1** | **-49,1** |
| Tax on result for the period | 0,5 | 0,0 | 1,1 | 0,0 | 1,1 |
| **Net result for the period** | **-12,2** | **-15,2** | **-14,9** | **-37,1** | **-48,0** |
| | | | | | |
| Attributable to: | | | | | |
| Equity holders of the Parent Company | -12,2 | -14,9 | -15,0 | -35,9 | -46,5 |
| Minority interest | - | -0,3 | 0,1 | -1,2 | -1,5 |
| **Net result for the period** | **-12,2** | **-15,2** | **-14,9** | **-37,1** | **-48,0** |

| **Earnings per share. number of shares** | Q 2 2007 | Q 2 2006 | Half year 2007 | Half year 2006 | Full year 2006 |
|---|---|---|---|---|---|
| Earnings per share before dilution, SEK | -0,01 | -0,02 | -0,01 | -0,05 | -0,05 |
| Earnings per share after dilution, SEK | -0,01 | -0,02 | -0,01 | -0,05 | -0,05 |
| | | | | | |
| Number of shares. millions | 1 016 | 754 | 1 016 | 754 | 853 |
| Number of shares after dilution. millions | 1 153 | 754 | 1 153 | 754 | 853 |

| **NET SALES BY GEOGRAPHICAL MARKET**<br>**Amounts in SEK M** | Q 2 2007 | Q 2 2006 | Half year 2007 | Half year 2006 | Full year 2006 |
|---|---|---|---|---|---|
| Nordic Countries | 5,5 | 4,1 | 9,6 | 5,6 | 15,5 |
| Rest of Europe | 66,0 | 80,9 | 107,4 | 123,0 | 265,3 |
| Asia | 29,6 | 15,5 | 46,3 | 37,7 | 115,6 |
| Rest of the world | 1,8 | 2,3 | 3,7 | 4,0 | 13,5 |
| **Total net sales** | **102,9** | **102,8** | **167,0** | **170,3** | **409,9** |

## CONSOLIDATED BALANCE SHEET - SUMMARY

| Amounts in SEK M | 2007-06-30 | 2006-06-30 | 2006-12-31 |
|---|---|---|---|
| Intangible fixed assets | 270,6 | 6,4 | 282,2 |
| Tangible fixed assets | 7,2 | 8,5 | 8,1 |
| Financial assets | 0,2 | 10,8 | 0,2 |
| **Total fixed assets** | **278,0** | **25,7** | **290,5** |
| | | | |
| Inventories | 53,6 | 28,9 | 64,6 |
| Other receivables | 126,1 | 121,2 | 107,8 |
| Cash and cash equivalents | 52,5 | 29,0 | 31,5 |
| **Total current assets** | **232,2** | **179,1** | **203,9** |
| TOTAL ASSETS | 510,2 | 204,8 | 494,4 |
| | | | |
| Shareholders' equity | 341,9 | 111,2 | 353,1 |
| Equity, minority interest | -0,2 | 0,1 | 0,1 |
| **Total equity** | **341,7** | **111,3** | **353,2** |
| | | | |
| Long-term liabilities | 48,0 | 5,6 | 25,2 |
| Short-term liabilities | 120,5 | 87,9 | 116,0 |
| **Total liabilities** | **168,5** | **93,5** | **141,2** |
| TOTAL EQUITY AND LIABILITIES | 510,2 | 204,8 | 494,4 |
| | | | |
| Pledged assets | 316,4 | 34,7 | 77,2 |
| Contingent liabilities | 1,2 | 1,1 | 1,1 |
| | | | |
| Shareholders' equity per share, SEK | 0,34 | 0,15 | 0,35 |
| Shareholders' equity, SEK, after dilution | 0,30 | 0,15 | 0,35 |

**CHANGE IN EQUITY**

| Amounts in SEK M | **Halfyear 2007** | **Halfyear 2006** | **Fullyear 2006** |
|---|---|---|---|
| **Equity at start of period** | **353,2** | **152,1** | **152,1** |
| New share issue | - | - | 253,9 |
| Translation difference | -0,3 | -2,6 | -4,3 |
| Shareholder contribution, minority | - | 0,4 | 0,6 |
| Change in shareholder minority | - | -1,5 | -1,1 |
| Issued employee options | 2,2 | - | - |
| Additional interest on convertible | 1,5 | - | - |
| Net result for the period | -14,9 | -37,1 | -48,0 |
| **Equity at end of period** | **341,7** | **111,3** | **353,2** |
| Attributable to: | | | |
| - Equity holders of the Parent Company | 341,9 | 111,2 | 353,1 |
| - Minority interest | -0,2 | 0,1 | 0,1 |
| **Total** | **341,7** | **111,3** | **353,2** |

## CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

| Amounts in SEK M | Q 2 2007 | Q 2 2006 | Half year 2007 | Half year 2006 | Full year 2006 |
|---|---|---|---|---|---|
| Net result after financial items | -12,7 | -15,2 | -16,0 | -37,1 | -49,1 |
| Adjustment for non-cash items | 2,9 | 3,4 | 7,5 | 5,6 | 17,6 |
| Paid tax | -0,5 | -0,4 | -0,8 | -0,4 | -0,5 |
| Change in working capital | 4,7 | -2,4 | 8,3 | 5,7 | -19,8 |
| **Cash flow from operating activities** | **-5,6** | **-14,6** | **-1,0** | **-26,2** | **-51,8** |
| **Cash flow from investing activities** | **5,6** | **-11,3** | **5,4** | **-12,8** | **-11,2** |
| **Cash flow from financing activities** | **16,8** | **0,0** | **15,7** | **0,0** | **25,5** |
| **Cash flow for the period** | **16,8** | **-25,9** | **20,1** | **-39,0** | **-37,5** |
| Cash and cash equivalents at start of period | **35,8** | **56,3** | **31,6** | **69,5** | **69,5** |
| Exchange rate difference in cash and cash equivalents | -0,1 | -1,4 | 0,8 | -1,5 | -0,4 |
| **Cash and cash equivalents at end of period 1)** | **52,5** | **29,0** | **52,5** | **29,0** | **31,6** |
| Unutilised bank overdraft facilities | 0,0 | 2,8 | 0,0 | 2,8 | 0,0 |
| **Disposable funds at end of period** | **52,5** | **31,8** | **52,5** | **31,8** | **31,6** |
| | | | | | |
| 1) Whereof blocked accounts | 1,2 | 1,1 | 1,2 | 1,1 | 1,1 |

## KEY RATIOS, GROUP

| **Amounts in SEK M** | Q 2 2007 | Q 1 2007 | Q 4 2006 | Q 3 2006 | Q 2 2006 |
|---|---|---|---|---|---|
| Order entry | 145,3 | 91,1 | 70,5 | 43,4 | 29,6 |
| Order entry - moving 4 quarters | 350,3 | 234,6 | 303,5 | 259,8 | 278,6 |
| Net sales | 102,9 | 64,1 | 113,7 | 125,9 | 102,8 |
| Net sales - moving 4 quarters | 406,6 | 406,5 | 409,9 | 419,4 | 392,8 |
| Operating result | -10,7 | -3,2 | -8,2 | 2,7 | -14,3 |
| Operating result - moving 4 quarters | -19,4 | -23,0 | -40,8 | -39,8 | -49,7 |
| Result for the period | -12,2 | -2,7 | -13,3 | 1,5 | -15,2 |
| Cash flow from operating activities | -5,6 | 4,6 | -3,5 | -24,2 | -14,6 |
| Cash flow from op.activities - moving 4 quarters | -28,7 | -37,7 | -53,9 | -72,0 | -92,6 |
| Number of employees, end of period | 96 | 102 | 110 | 112 | 73 |
| Equity ratio | 0,7 | 0,7 | 0,7 | 0,7 | 0,5 |

## PARENT COMPANY INCOME STATEMENT - SUMMARY

| Amounts in SEK M | Half year 2007 | Half year 2006 | Full year 2006 |
|---|---|---|---|
| Net sales | 128,5 | 146,9 | 288,9 |
| Cost of goods sold | -96,7 | -130,6 | -240,4 |
| **Gross profit** | **31,8** | **16,3** | **48,5** |
| Other operating income | 14,0 | - | 1,0 |
| Other operating costs | - | - | -0,1 |
| Selling and administrative expenses | -27,7 | -24,6 | -47,6 |
| Research and development expenses | -11,7 | -18,0 | -27,9 |
| **Operating result** | **6,4** | **-26,3** | **-26,1** |
| Result from participations in group companies | - | 1,0 | -12,2 |
| Net financial items | 0,2 | -1,7 | -0,9 |
| **Result before tax** | **6,6** | **-27,0** | **-39,2** |
| Tax on result for the period | 0,0 | 0,0 | 0,0 |
| **Net result for the period** | **6,6** | **-27,0** | **-39,2** |

## PARENT COMPANY BALANCE SHEET - SUMMARY

| Amounts in SEK M | 2007-06-30 | 2006-06-30 | 2006-12-31 |
|---|---|---|---|
| Intangible fixed assets | 3,4 | 5,6 | 4,5 |
| Tangible fixed assets | 5,0 | 8,0 | 6,1 |
| Financial assets | 328,4 | 12,1 | 279,6 |
| **Total fixed assets** | **336,8** | **25,7** | **290,2** |
| | | | |
| Inventories | 34,9 | 22,4 | 47,4 |
| Current receivables | 57,3 | 121,8 | 62,0 |
| Cash and cash equivalents | 37,6 | 17,5 | 23,0 |
| **Total current assets** | **129,8** | **161,7** | **132,4** |
| **TOTAL ASSETS** | **466,6** | **187,4** | **422,6** |
| | | | |
| Shareholders' equity | 370,2 | 117,2 | 359,9 |
| **Total equity** | **370,2** | **117,2** | **359,9** |
| | | | |
| Long-term liabilities | 34,7 | 8,3 | 9,2 |
| Current liabilities | 61,7 | 61,9 | 53,5 |
| **Total liabilities** | **96,4** | **70,2** | **62,7** |
| **TOTAL EQUITY AND LIABILITIES** | **466,6** | **187,4** | **422,6** |
| | | | |
| Pledged assets | 301,7 | 34,7 | 34,8 |
| Contingent liabilities | 0,2 | 0,2 | 0,2 |


Order Entry, SEK M
450
400
350
300
250
200
150
100
50
0
Q 2 '06
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Quarter
Moving 4 quarters


Net Sales, SEK M
450
400
350
300
250
200
150
100
50
0
Q 2 '06
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Quarter
Moving 4 quarters


Gross margin, %
Q 2 '06
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
30
25
20
15
10
5
0
Quarter
Moving 4 quarters


Operating Result, SEK M
25
0
-25
-50
-75
Q 2 '06
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q 2 '06
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07
25
0
-25
-50
-75
-100
Quarter
Moving 4 quarters


Number of Employees
140
120
100
80
60
40
20
0
Q 2 '06
Q 3 '06
Q 4 '06
Q 1 '07
Q 2 '07



END